Filed Pursuant to Rule 424(b)(3)

Registration No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$10,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

5 Year Bull Notes due March 1, 2010

Linked to the EUR/USD Exchange Rate

Issuer:	Barclays Bank PLC

Issue Date:	March 1, 2005

Maturity Date:	March 1, 2010

Coupon:	We will not pay you interest during the term of the Notes.

Reference Exchange Rate:	The Notes are linked to the EUR/USD exchange rate, which expresses the amount in U.S. dollars that can be exchanged for one euro.

Minimum Investment:	$10,000 and integral multiples of $5,000 thereafter.

Payment at Maturity:	You will receive a payment at maturity that is based on the Final Exchange Rate relative to the Initial Exchange Rate:

•	If the Final Exchange Rate is greater than the Initial Exchange Rate, then your payment at maturity will be (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes.

•	If the Final Exchange Rate is less than or equal to the Initial Exchange Rate, then your payment at maturity will be 100% of the principal amount of the Notes.

The Notes provide a return on the principal amount equal to 180% of the percentage increase, if any, from the Initial Exchange Rate to the Final Exchange Rate.

For a description of how your payment at maturity will be calculated, see “How Will Your Payment at Maturity be Calculated?” and “Specific Terms of the Notes—Payment at Maturity” in this pricing supplement.

Currency Return:	[(Final Exchange Rate / Initial Exchange Rate) – 1] × 1.8.

Initial Exchange Rate:	1.3059 U.S. dollars per euro.

Final Exchange Rate:	EUR/USD exchange rate as reported by Reuters Screen ECB37 at approximately 1:15 p.m., Frankfurt time, on the final valuation date.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page PS-5 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commissions	Proceeds to Barclays Bank PLC
Per Note	100.00%	0.30%	99.70%
Total	$10,000,000	$30,000	$9,970,000

Barclays Capital

Pricing Supplement dated February 18, 2005

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-5
HISTORICAL EUR/USD EXCHANGE RATE	PS-7
VALUATION OF THE NOTES	PS-8
SPECIFIC TERMS OF THE NOTES	PS-9
USE OF PROCEEDS AND HEDGING	PS-12
CAPITALIZATION OF BARCLAYS BANK PLC	PS-13
SUPPLEMENTAL TAX CONSIDERATIONS	PS-14

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY OF SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

•	Return profile – The Notes are issued by Barclays Bank PLC and the return on the Notes is linked to the EUR/USD Exchange Rate.

•	Return at maturity – At maturity, you will receive the full principal amount of your Note and a payment that is based on the relative value of the Final Exchange Rate to the Initial Exchange Rate. If the Final Exchange Rate is greater than the Initial Exchange Rate, you will receive (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes. If the Final Exchange Rate is less than or equal to the Initial Exchange Rate, you will receive the principal amount of the Notes.

•	No exchange listing – The Notes will not be listed on any U.S. securities exchange or quotation system.

What Are Some of the Risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Interest Payments – You will not receive any periodic interest payments on the Notes.

•	Liquidity – There may be little or no secondary market for the Notes. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. You should be willing to hold the Notes to maturity.

•	Principal Protection only if Notes Held to Maturity – If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a discount and you will not have the benefit of full principal protection from any decline in the EUR/USD exchange rate. You should be willing to hold your Notes to maturity.

Is This the Right Investment for You?

The Notes may be the right investment for you if:

•	You believe that the EUR/USD exchange rate will increase over the term of the Notes (i.e., the euro will appreciate in value against the U.S. dollar).

•	You seek an investment that offers full principal protection when the Notes are held to maturity.

•	You are willing to hold the Notes to maturity.

•	You seek an investment with a return linked to the EUR/USD exchange rate.

•	You do not seek current income from this investment.

The Notes may not be the right investment for you if:

•	You seek current income from your investment.

•	You believe that the EUR/USD exchange rate is likely to decline or remain unchanged over the term of the Notes (i.e., the euro will depreciate in value or remain unchanged against the U.S. dollar).

•	You seek an investment for which there will be an active secondary market.

•	You are unable or unwilling to hold the Notes until maturity.

What Are the Tax Consequences?

In the opinion of our counsel, Sullivan & Cromwell LLP, the Notes will be treated as a single debt instrument subject to special rules governing contingent debt instruments for United States federal income tax purposes. Under these rules, you will generally be required to pay taxes on ordinary income from the Notes over their term based upon a comparable yield of the Notes, even though you will not receive any payments from us until maturity. Your cost basis in your Notes will be increased by the amount you are required to include in income. We have determined that the comparable yield is equal to 4.24% per annum, compounded semiannually. This comparable yield is neither a prediction nor a guarantee that the actual yield will even exceed zero.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental Tax Considerations  –Supplemental U.S. Tax Considerations” in this pricing supplement.

What is the Euro?

The euro is the official currency of the member states of the European Economic and Monetary Union (the “European Monetary Union”). It was introduced in January 1999 and replaced the national currencies of the then 11 participating countries. Today, the euro is the official currency of 12 nations including: Germany, Belgium, Greece, Luxembourg, Spain, France, Ireland, Italy, the Netherlands, Austria, Portugal and Finland. Other current and future European Monetary Union countries may adopt the euro as their official currency. We have obtained all information in this pricing supplement relating to the European Monetary Union, the euro and the EUR/USD exchange rate from public sources, without independent verification.

What Does the EUR/USD Exchange Rate Reflect?

The EUR/USD exchange rate is a foreign exchange spot price that measures the relative value of the two currencies, the euro and the U.S. dollar. The figure is equal to the number of U.S. dollars that can be exchanged for one euro. The EUR/USD exchange rate increases when the euro appreciates relative to the U.S. dollar and decreases when the euro depreciates relative to the U.S. dollar. The “EUR/USD exchange rate” means the price in U.S. dollars of one euro in the interbank market. The Initial Exchange Rate will be 1.3059 U.S. dollars per euro. The Final Exchange Rate will be determined by the Calculation Agent and will equal the EUR/USD exchange rate in the interbank market as reported by Reuters screen ECB37 on the final valuation date, which is two Business Days prior to the Maturity Date.

How Will Your Payment at Maturity Be Calculated?

Your payment at maturity will depend on the Final Exchange Rate relative to the Initial Exchange Rate.

•	If the Final Exchange Rate is greater than the Initial Exchange Rate, then your payment at maturity will be (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes.

•	If the Final Exchange Rate is less than or equal to the Initial Exchange Rate, then your payment at maturity will be 100% of the principal amount of the Notes.

Step 1: Calculate the Currency Return.

The Currency Return represents the return on the principal amount of the Notes equal to 180% of the percentage increase, if any, from the Initial Exchange Rate to the Final Exchange Rate.

Currency Return = [(Final Exchange Rate / Initial Exchange Rate) – 1] X 1.8

Step 2: Calculate the Payment at Maturity.

The Payment at Maturity equals the principal amount of Notes plus the greater of (a) zero or (b) the Currency Return multiplied by the principal amount of the Notes.

How do the Notes Perform at Maturity?

Examples

Assumptions:

Initial Exchange Rate:	1.3059	U.S. dollars per euro
Principal amount of the Notes:	$10,000.00
Coupon:	0.00%	per annum

Example 1 – The Final Exchange Rate is 1.5000 U.S. dollars per euro, above the Initial Exchange Rate.

Step 1: Calculate the Currency Return

Currency Return = [(Final Exchange Rate / Initial Exchange Rate) - 1] X 1.8

Currency Return = [(1.5000 U.S. dollars per euro / 1.3059 U.S. dollars per euro) - 1] X 1.8

Currency Return = 26.75%

Step 2: Calculate the Payment at Maturity

Since the Final Exchange Rate is above the Initial Exchange Rate, your total payment at maturity would therefore be $12,675.40 (a 26.75% gain), which includes (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes:

Principal Amount of the Notes	$10,000.00
Currency Return X (principal amount of the Notes)	$2,675.40
Payment at Maturity:	$12,675.40
Return on Investment:	26.75%

Example 2 – The Final Exchange Rate is 1.25 U.S. dollars per euro, below the Initial Exchange Rate.

Since the Final Exchange Rate is below the Initial Exchange Rate, your total payment at maturity would therefore be $10,000, the principal amount of the Notes (a 0% gain).

Example 3 – The Final Exchange Rate is 1.3059 U.S. dollars per euro, equal to the Initial Exchange Rate.

Since the Final Exchange Rate is equal to the Initial Exchange Rate, your total payment at maturity would therefore be $10,000, the principal amount of the Notes (a 0% gain).

TABLE 1—Hypothetical Performance at Maturity

Hypothetical Final Exchange Rate	% Change from the Initial Exchange Rate	Total amount payable at maturity per Note	Total rate of return on the Notes	Annualized Rate of Return on the Notes	Annualized % Change from Initial Exchange Rate to the Final Exchange Rate
2.6118	100.00%	$28,000.00	180.00%	36.00%	20.00%
2.4812	90.00%	$26,200.00	162.00%	32.40%	18.00%
2.3506	80.00%	$24,400.00	144.00%	28.80%	16.00%
2.2200	70.00%	$22,600.00	126.00%	25.20%	14.00%
2.0894	60.00%	$20,800.00	108.00%	21.60%	12.00%
1.9589	50.00%	$19,000.00	90.00%	18.00%	10.00%
1.8283	40.00%	$17,200.00	72.00%	14.40%	8.00%
1.6977	30.00%	$15,400.00	54.00%	10.80%	6.00%
1.5671	20.00%	$13,600.00	36.00%	7.20%	4.00%
1.4365	10.00%	$11,800.00	18.00%	3.60%	2.00%
1.3059	0.00%	$10,000.00	0.00%	0.00%	0.00%
1.1753	-10.00%	$10,000.00	0.00%	0.00%	-2.00%
1.0447	-20.00%	$10,000.00	0.00%	0.00%	-4.00%
0.9141	-30.00%	$10,000.00	0.00%	0.00%	-6.00%
0.7835	-40.00%	$10,000.00	0.00%	0.00%	-8.00%
0.6530	-50.00%	$10,000.00	0.00%	0.00%	-10.00%
0.5224	-60.00%	$10,000.00	0.00%	0.00%	-12.00%
0.3918	-70.00%	$10,000.00	0.00%	0.00%	-14.00%
0.2612	-80.00%	$10,000.00	0.00%	0.00%	-16.00%
0.1306	-90.00%	$10,000.00	0.00%	0.00%	-18.00%
0.0000	-100.00%	$10,000.00	0.00%	0.00%	-20.00%

RISK FACTORS

The return on the Notes is linked to the EUR/USD exchange rate. This section describes the most significant risks relating to the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

Your Principal is Fully Protected only if you Hold the Notes to Maturity

You will receive the full principal amount of the Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not be entitled to full principal protection or any minimum total return on the portion of your Notes sold. You therefore should be willing to hold your Notes to maturity.

You Will be Required to Pay Taxes on your Notes Each Year

If you are a U.S. person, you generally will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. The estimated yield is determined solely to calculate the amounts you will be taxed on prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize upon the sale or maturity of the Notes will be taxed as ordinary interest income. Conversely, if the actual payment at maturity for the Notes is less than the projected payment at maturity based on the estimated yield for the Notes, you would have an ordinary tax loss. If you purchase the Notes at a time other than the original issuance date, the tax consequences to you may be different. You should consult your tax advisor about your own tax situation. For further information, you should refer to “Supplemental Tax Considerations” in this pricing supplement.

Owning the Notes is Not the Same as Owning Euros

The return on your Notes will not reflect the return you would realize if you actually purchased euros and converted them into U.S. dollars on the final valuation date. The EUR/USD exchange rate is calculated by reference to the euro relative to the U.S. dollar without taking into consideration the value of the euro relative to other currencies or in other markets.

The Market Value of the Notes May Be Influenced by Unpredictable Factors

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the EUR/USD exchange rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc. or any other market maker;

•	euro and U.S. dollar interest rates;

•	the time remaining to the maturity of the Notes and the determination of the Final Exchange Rate;

•	the creditworthiness of Barclays Bank PLC; and

•	volatility of the EUR/USD exchange rate.

The EUR/USD Exchange Rate Will be Influenced by Unpredictable Factors

The EUR/USD exchange rate is a result of the supply of, and demand for, each currency and changes in the foreign exchange rate may result from the interactions of many factors including economic, financial, social and political conditions in Europe and the United States. These conditions include, for example, the overall growth and performance of the economies of the U.S. and the European Monetary Union, and the constituent nations thereof, the trade and current account balance between the U.S. and the nations of the European Monetary Union, inflation, interest rate levels, the performance of the stock markets in the U.S. and Europe, the stability of the United States and European governments and banking systems, wars in which the U.S. or European nations are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the U.S. or Europe, and other foreseeable and unforeseeable events.

Certain relevant information relating to the European Monetary Union and the constituent nations thereof may not be as well known or as rapidly or thoroughly reported in the United States as comparable to United States developments. Prospective purchasers of the Notes should be aware of the possible lack of availability of important information that can affect the value of the euro in relation to the U.S. dollar and must be prepared to make special efforts to obtain such information on a timely basis.

The Liquidity, Trading Value and Amounts Payable Under the Notes Could be Affected by the Actions of Sovereign Governments or the European Monetary Union

Exchange rates of most economically developed nations, including the European Monetary Union, are “floating,” meaning they are permitted to fluctuate in value relative to the U.S. dollar. However, governments of other nations, from time to time, do not allow their currencies to float freely in response to economic forces. Governments, including the European Monetary Union, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments or the European Monetary Union which could change or interfere with theretofore freely determined currency valuation, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the euro, the U.S. dollar or any other currency.

Even Though the Euro and U.S. Dollar are Traded Around-the-Clock, if a Secondary Market Develops, the Notes may Trade Only During Regular Trading Hours in the U.S.

The interbank market for the euro and U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the euro and U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the euro and the U.S. dollar remain open, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes. There is no systematic reporting of last-sale information for foreign currencies. Reasonable current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices, and to others who wish to subscribe for this information, but this information will not necessarily reflect the EUR/USD exchange rate relevant for determining the value of the Notes. The absence of last-sale information and the limited availability of quotations to individual investors make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May not Have an Active Trading Market in the Notes

There may be little or no secondary market for the Notes. We do not intend to list the Notes on any U.S. stock exchange and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. Barclays Capital Inc. and other affiliates of Barclays Bank PLC currently intend to engage in purchase and resale transactions for the Notes, but they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

Historical Performance of the EUR/USD Exchange Rate Should Not be Taken as an Indication of the Future Performance of the EUR/USD Exchange Rate During the Term of the Notes

It is impossible to predict whether the EUR/USD exchange rate will rise or fall. The EUR/USD exchange rate will be influenced by complex and interrelated political, economic, financial and other factors. See “The EUR/USD Exchange Rate Will be Influenced by Unpredictable Factors” above.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in the Foreign Exchange and Currency Derivative Markets may Impair the Value of the Notes

We and our affiliates are active participants in the interbank foreign exchange and currency derivative markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be in foreign exchange or currency derivative transactions. In addition, as described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions. Our trading and hedging activities may affect the EUR/USD exchange rates and make it less likely that you will receive a return on your investment in the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, Barclays Bank PLC and its affiliates expect to engage in trading activities related to the euro and U.S. dollar that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests Barclays Bank PLC and its affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the EUR/USD exchange rate, could be adverse to the interests of the holders of the Notes.

We or one or more of our affiliates have published and may in the future publish research on foreign exchange markets, exchange rates and other matters that may have an influence on currency exchange rates. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

You will not Receive Interest Payments on the Notes

You will not receive any periodic interest payments on the Notes.

There are Potential Conflicts of Interest Between You and the Calculation Agent

We will serve as the calculation agent. We, among other things, decide the amount, if any, of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes—Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine the Final Exchange Rate. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest.

HISTORICAL EUR/USD EXCHANGE RATE

The EUR/USD exchange rate is a foreign exchange spot rate that measures the relative values of two currencies, the euro and the U.S. dollar. The EUR/USD exchange rate increases when the euro appreciates relative to the U.S. dollar and decreases when the euro depreciates relative to the U.S. dollar. The EUR/USD exchange rate is expressed as a rate that reflects the number of U.S. dollars that can be exchanged for one euro. For example, on February 17, 2005, the EUR/USD exchange rate in the interbank market as reported by Bloomberg, LLP, a leading financial information provider, was equal to 1.3083, which indicates that $1.3083 U.S. dollars can be exchanged for one euro.

U.S. dollars and euros are traded by all major foreign exchange traders around the world. The following table presents the monthly high, low and month end close EUR/USD exchange rates as reported by Bloomberg, LLP. We obtained the trading price information set forth below from Bloomberg, LLP, without independent verification.

You should not take the historical EUR/USD exchange rate as an indication of future performance.

Date	High	Low	Month End Close
November 1999	1.0591	1.0036	1.0093
December 1999	1.0297	0.9990	1.0062
January 2000	1.0414	0.9668	0.9707
February 2000	1.0090	0.9627	0.9642
March 2000	0.9795	0.9483	0.9553
April 2000	0.9750	0.9033	0.9119
May 2000	0.9410	0.8850	0.9380
June 2000	0.9700	0.9283	0.9525
July 2000	0.9595	0.9194	0.9266
August 2000	0.9286	0.8837	0.8878
September 2000	0.9035	0.8443	0.8827
October 2000	0.8856	0.8230	0.8489
November 2000	0.8787	0.8371	0.8729
December 2000	0.9431	0.8700	0.9427
January 2001	0.9594	0.9123	0.9366
February 2001	0.9444	0.9017	0.9236
March 2001	0.9380	0.8751	0.8767
April 2001	0.9088	0.8717	0.8891
May 2001	0.9004	0.8446	0.8453
June 2001	0.8670	0.8413	0.8490
July 2001	0.8823	0.8352	0.8764
August 2001	0.9240	0.8741	0.9123
September 2001	0.9330	0.8827	0.9114
October 2001	0.9240	0.8870	0.9005
November 2001	0.9118	0.8737	0.8964
December 2001	0.9081	0.8743	0.8895
January 2002	0.9064	0.8574	0.8593
February 2002	0.8799	0.8565	0.8693
March 2002	0.8868	0.8633	0.8717
April 2002	0.9044	0.8713	0.9005
May 2002	0.9416	0.8989	0.9342
June 2002	0.9988	0.9304	0.9914
July 2002	1.0199	0.9716	0.9776
August 2002	0.9915	0.9624	0.9823
September 2002	0.9988	0.9613	0.9866
October 2002	0.9926	0.9688	0.9903
November 2002	1.0171	0.9881	0.9943
December 2002	1.0505	0.9863	1.0492
January 2003	1.0905	1.0336	1.0768

Date	High	Low	Month End Close
February 2003	1.0935	1.0667	1.0806
March 2003	1.1083	1.0504	1.0915
April 2003	1.1187	1.0562	1.1184
May 2003	1.1933	1.1158	1.1784
June 2003	1.1930	1.1400	1.1511
July 2003	1.1611	1.1116	1.1232
August 2003	1.1426	1.0794	1.0984
September 2003	1.1739	1.0764	1.1656
October 2003	1.1860	1.1535	1.1593
November 2003	1.2018	1.1377	1.1995
December 2003	1.2647	1.1937	1.2595
January 2004	1.2898	1.2335	1.2478
February 2004	1.2926	1.2373	1.2493
March 2004	1.2541	1.2047	1.2316
April 2004	1.2389	1.1761	1.1980
May 2004	1.2297	1.1772	1.2188
June 2004	1.2354	1.1955	1.2199
July 2004	1.2461	1.1992	1.2018
August 2004	1.2388	1.1969	1.2183
September 2004	1.2443	1.2027	1.2436
October 2004	1.2842	1.2225	1.2803
November 2004	1.3335	1.2657	1.3279
December 2004	1.3666	1.3139	1.3552
January 2005	1.3476	1.2954	1.3049
February 2005 (through February 18)	1.3083	1.2773	1.3075

VALUATION OF THE NOTES

At Maturity

Your payment at maturity is based on the change in the EUR/USD exchange rate:

•	If the Final Exchange Rate is greater than the Initial Exchange Rate, then your payment at maturity will be (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes.

•	If the Final Exchange Rate is less than or equal to the Initial Exchange Rate, then your payment at maturity will be 100% of the principal amount of the Notes.

For a description of how your payment at maturity will be calculated, see “How Will Your Payment at Maturity be Calculated?” and “Specific Terms of the Notes—Payment at Maturity.”

Prior to Maturity

You should understand that the market value of the Notes will be affected by several factors, many of which are beyond our control. We expect that generally the EUR/USD exchange rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include supply and demand for the Notes, the level of interest rates and other economic conditions, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to public and net proceeds to Barclays Bank PLC on the front cover relates only to the initial sale of the Notes. If you have purchased the Notes in a purchase/resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Minimum Investment; Denomination

In the initial offering of the Notes, we will offer the Notes in a minimum investment of $10,000 and integral multiples of $5,000 thereafter.

Payment at Maturity

Your payment at maturity will depend on the Final Exchange Rate relative to the Initial Exchange Rate.

•	If the Final Exchange Rate is greater than the Initial Exchange Rate, then your payment at maturity will be (1) 100% of the principal amount of the Notes plus (2) the Currency Return multiplied by the principal amount of the Notes.

•	If the Final Exchange Rate is less than or equal to the Initial Exchange Rate, then your payment at maturity will be 100% of the principal amount of the Notes.

Step 1:    Calculate the Currency Return.

The Currency Return represents the return on the principal amount of the Notes equal to 180% of the percentage increase, if any, from the Initial Exchange Rate to the Final Exchange Rate.

Currency Return = [(Final Exchange Rate / Initial Exchange Rate) – 1] × 1.8

Step 2:    Calculate the Payment at Maturity

The Payment at Maturity equals the principal amount of the Notes plus the greater of (a) zero or (b) the Currency Return multiplied by the principal amount of the Notes.

For purposes of this section, the following terms shall have the meanings set forth below:

The “Initial Exchange Rate” is 1.3059 U.S. dollars per euro and determined by the EUR/USD exchange rate as agreed on the trade date.

The “Final Exchange Rate” will be determined by the calculation agent and will equal the EUR/USD exchange rate in the interbank market as reported by Reuters Screen ECB37 at approximately 1:15 p.m., Frankfurt time, on the final valuation date. However, if the EUR/USD exchange rate is not so quoted by Reuters Screen ECB37, then the EUR/USD exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 1:15 p.m., Frankfurt time, on such date for the purchase or sale by the Reference Dealers of the Reference Amount for settlement two Business Days later. If fewer than two Reference Dealers provide such spot quotations, then the EUR/USD exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 1:15 p.m., Frankfurt time, on such date from three leading commercial banks in New York (selected in the sole discretion of the calculation agent), for the sale by such banks of the Reference Amount for settlement two Business Days later. If these spot quotations are available from fewer than three banks, then the calculation agent, in its sole discretion, shall determine which spot rate is available and reasonable to be used. If no spot quotation is available, then the EUR/USD exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 1:15 p.m., Frankfurt time, on such date. “Reference Dealers” as used herein, means Citibank, N.A., Deutsche Bank A.G. and JP Morgan Chase Bank, or their successors.

“Reference Amount” equals 1,000,000 euros.

Maturity Date

The maturity date will be March 1, 2010 unless that day is not a business day, in which case the maturity date will be the next following business day.

Final Valuation Date

The final valuation date will be two Business Days prior to the Maturity Date.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “Specific Terms of the Notes – Default Amount on Acceleration – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment or delivery on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a day that is a business day of the kind described in the attached prospectus supplement.

Modified Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “Maturity Date” and “Final Valuation Date” above.

Role of Calculation Agent

The calculation agent will make all determinations regarding the value of the Notes at maturity, business days, the default amount, the Currency Return, the Initial Exchange Rate, the Final Exchange Rate and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

Please note that the firm named as the calculation agent in this pricing supplement is the firm serving in that role as of the original issue date of the Notes. We may change the calculation agent after the original issue date without notice.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving spot, forward and option transactions.

We reserve the right to leave any position unhedged, partially hedged or fully hedged, and to adjust the hedge from time to time in any manner we see fit.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve spot, forward and option sales or purchases.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and shareholders’ funds and indebtedness and contingent liabilities of the Group as at June 30, 2004.

As at June 30, 2004 (unaudited)
million
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000
Authorized preference share capital – shares of U.S.$0.01 each(1)	150
Ordinary shares – issued and fully paid – 2,304 million shares	2,304
Preference shares – issued and fully paid(1)	—

£ million
Group shareholders’ funds
Equity
Issued and fully paid ordinary share capital	2,304
Share premium(2)	6,527
Revaluation reserve	24
Profit and loss account	8,976
Total shareholders’ funds	17,831

Group indebtedness
Loan capital
Undated loan capital – convertible to preference shares	—
Undated loan capital – non-convertible	6,233
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,220

Debt securities in issue(3)	55,280
Total indebtedness	67,748
Total capitalization and indebtedness	84,815

Group contingent liabilities
Acceptances and endorsements	530
Guarantees and assets pledged as collateral security	26,334
Other contingent liabilities	7,800

Notes:

(1)	At June 30, 2004 Barclays Bank PLC had U.S.$1,500,000 of authorized preference share capital comprising 150 million preference shares of U.S.$0.01 each. There were no preference shares in issue at June 30, 2004. Subsequent to June 30, 2004, the authorised share capital of Barclays Bank PLC was increased to include 400,000 preference shares of Euro 100 each. Barclays Bank PLC issued 100,000 of such preference shares on December 8, 2004 at an offer price of Euro 9,978.40 per share.
(2)	As a result of, among other things, the issue of the preference shares referred to in footnote 1 above, unaudited share premium has increased by approximately £764m (using, in respect of the Euro preference shares, the exchange rate prevailing at the date of issue of such shares).
(3)	The total amount of debt securities in issue increased between June 30, 2004 and December 31, 2004 to approximately £68 billion (unaudited).

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States federal tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this prospectus supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus).

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as debt instruments subject to special rules governing contingent payment obligations for United States federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for the Notes, and applying the rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to the Notes (the “comparable yield”) and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in respect of the Notes prior to your receipt of cash attributable to that income.

We have determined the comparable yield for the Notes is equal to 4.24% per annum, compounded semiannually, with a projected payment at maturity of $12,334.12 based on an investment of $10,000. Based upon this comparable yield, if you are an initial holder that holds a Note until maturity and you pay your taxes on a calendar year basis, you would generally be required to pay taxes on the following amounts of ordinary income from the Note each year: $356.33 in 2005, $443.75 in 2006, $462.79 in 2007, $482.61 in 2008, $503.28 in 2009 and $85.35 in 2010. However, if the amount you receive at maturity is greater than $12,334.12 you would be required to make a positive adjustment and increase the amount of ordinary income that you recognize in 2010 by an amount that is equal to such excess. Conversely, if the amount you receive at maturity is less than $12,334.12, you would be required to make a negative adjustment and decrease the amount of ordinary income that you recognize in 2010 by an amount that is equal to such difference. If the amount you receive at maturity is less than $12,248.77, then you would recognize a net ordinary loss in 2010 in an amount equal to such difference.

You are required to use the comparable yield and projected payment schedule set forth above in determining your interest accruals in respect of the Notes, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of the Notes, and we make no representations regarding the amount of contingent payments with respect to the Notes.

If you purchase the Notes for an amount that differs from the Notes’ adjusted issue price at the time of the purchase, you must determine the extent to which the difference between the price you paid for the Notes and its adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and allocate the difference accordingly. The adjusted issue price of the Notes will equal the original issue price for the Notes plus any interest deemed to be accrued on the

Notes (under the rules governing contingent payment obligations) as of the time you purchased the Notes.

If you purchase the Notes for an amount that is less than the adjusted issue price of the Notes, you must (a) make positive adjustments increasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make positive adjustments increasing the amount of ordinary income (or decreasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. If you purchase the Notes for an amount that is greater than the adjusted issue price of the Notes, you must (a) make negative adjustments decreasing the amount of interest that you would otherwise accrue and include in income each year to the extent of amounts allocated to a change in interest rates under the preceding paragraph and (b) make negative adjustments decreasing the amount of ordinary income (or increasing the amount of ordinary loss) that you would otherwise recognize upon the maturity of the Notes to the extent of amounts allocated to a change in expectations as to the projected payment schedule under the preceding paragraph. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OlD that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of the Notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OlD.

You will recognize gain or loss upon the sale or maturity of the Notes in an amount equal to the difference, if any, between the amount of cash you receive at such time and your adjusted basis in the Notes. In general, your adjusted basis in the Notes will equal the amount you paid for the Notes, increased by the amount of interest you previously accrued with respect to the Notes (in accordance with the comparable yield for the Notes) and increased or decreased by the amount of any positive or negative adjustment that you are required to make with respect to your Notes under the rules set forth above.

Any gain you recognize upon the sale or maturity of the Notes will generally be ordinary interest income. Any loss you recognize at such time will generally be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of the Notes, and thereafter, capital loss.

$10,000,000

BARCLAYS BANK PLC

5 YEAR BULL NOTES DUE MARCH 1, 2010

LINKED TO THE EUR/USD EXCHANGE RATE

PRICING SUPPLEMENT

FEBRUARY 18, 2005

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital